Intercorp Financial Services (IFS)

anuncia cambios organizacionales estratégicos

para impulsar la expansión y el desarrollo de sus negocios

Lima, 21 de febrero 2024.– Intercorp Financial Services, Inc (IFS), líder en servicios financieros en Perú que cotiza en la Bolsa de Valores de Nueva York (NYSE), anuncia cambios organizacionales para impulsar la expansión y el desarrollo de sus negocios y para potenciar el foco estratégico y liderazgo de la organización.

A partir del 1 de mayo de 2024, Luis Felipe Castellanos actualmente CEO tanto de IFS como de la subsidiaria Interbank, concentrará su rol en liderar la plataforma financiera de IFS. Luis Felipe canalizará su experiencia, visión estratégica y liderazgo en conducir a IFS hacia su ruta de expansión a partir del desarrollo de capacidades analíticas y digitales en los diferentes negocios financieros de la plataforma. Asimismo, se incorporará como miembro del directorio de Interbank.

De la misma manera, IFS anuncia que a partir de dicha fecha Carlos Tori, actual Vicepresidente de Payments para IFS e Interbank, asumirá la Gerencia General del banco.

Luis Felipe, quien se unió a Intercorp en el 2006 y ha liderado Interbank desde el 2011, cuenta con más de 25 años de experiencia en servicios financieros.

“Este cambio organizacional permite enfocar nuestros esfuerzos en llevar a IFS y sus empresas al siguiente nivel construyendo sinergias y apuntando a los estándares más altos de competitividad y gobernanza corporativa. Seguiremos impactando positivamente a la sociedad y la vida de millones de personas. Estamos muy contentos con que Carlos asuma el liderazgo de Interbank, es un excelente líder con grandes cualidades humanas. Estoy seguro de que, bajo su liderazgo, Interbank continuará el camino de ser el Mejor Banco a partir de las Mejores Personas.”; mencionó Luis Felipe Castellanos.

Carlos Tori tiene un profundo conocimiento del negocio de banca y pagos, lo que permitirá a Interbank continuar en su ruta de crecimiento y transformación hacia un banco digital y analítico. Carlos cuenta con más de 20 años de experiencia en servicios financieros, y ha trabajado en bancos líderes como Citigroup y Bank of America en Nueva York. En Interbank, Carlos ha ejercido posiciones de liderazgo en Banca Comercial y Banca Retail y ha contribuido decididamente al desarrollo y posicionamiento de Interbank. Carlos Tori es bachiller en administración de empresas por Texas A&M University, cuenta con un MBA de Tuck School of Business en Dartmouth College y ha completado el Advanced Management Program en Harvard Business School.

“Asumo esta responsabilidad con humildad y mucho entusiasmo; es un honor y un privilegio liderar el equipo de Interbank. Estamos viviendo una etapa emocionante para la industria financiera, en la cual nuestro equipo y nuestra cultura innovadora constituyen una fortaleza única. Seguiremos enfocados en fortalecer nuestra plataforma digital, acelerar nuestras capacidades analíticas y en profundizar las relaciones con nuestros clientes, tanto personas como empresas.”; mencionó Carlos Tori.

Sobre IFS: Intercorp Financial Services es la holding financiera de Intercorp. Sus acciones están listadas en la Bolsa de Valores de Nueva York y en la Bolsa de Valores de Lima. Las subsidiarias de IFS son Interbank, Interseguro, Inteligo Group e Izipay. Interbank es un banco peruano que provee servicios bancarios a más de seis millones de clientes retail y empresariales. Interseguro es una compañía de seguros líder que provee rentas vitalicias, seguros de vida individuales, y SOAT. Inteligo es un proveedor de servicios de banca privada a través de Inteligo Bank Ltd. y administración de fondos a través de Interfondos, así como servicios de corretaje a través de Inteligo SAB. Izipay es una empresa de pagos y proveedor de productos y servicios relacionados a adquirencia, banca corresponsal y procesamiento.

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